1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2006

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of certain selected unaudited key performance indicators of the Company for the first quarter of 2006, dated April 20, 2006	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 20, 2006	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

ANNOUNCEMENT

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the Board announces certain selected unaudited key performance indicators of the Group for the first quarter of 2006.

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2006.

Financial Data (Excluding the amortisation of upfront connection fees)

	For the period from 1 January 2006 to 31 March 2006	For the year from 1 January 2005 to 31 December 2005
Operating Revenue (RMB)	41,760 million	162,529 million
EBITDA (RMB)	22,339 million	81,825 million
EBITDA margin	53.5%	50.3%
Profit attributable to equity holders of the Company (RMB)	5,908 million	21,131 million

Business Data

	As at 31 March 2006 / For the period from 1 January 2006 to 31 March 2006	As at 31 December 2005 / For the period from 1 October 2005 to 31 December 2005	As at 30 September 2005 / For the period from 1 July 2005 to 30 September 2005
Local Access Lines in Service (Million) including:	215.18	210.09	206.86
Residential (Million)	120.02	118.05	117.29
Enterprise (Million)	21.18	20.90	20.55
Public Telephone (Million)	14.45	14.06	13.71
Wireless Local Access (Million)	59.53	57.08	55.31
Net Add of Local Access Lines in Service (Million)	5.09	3.23	4.46
Broadband Subscribers (Million)	23.16	21.02	19.17
Net Add of Broadband Subscribers (Million)	2.14	1.85	1.80
Local Voice Usage (Billion Pulses)	106.65	117.30	113.19
Domestic Long Distance Usage (Billion Minutes)	23.02	24.94	23.73
International (including Hong Kong, Macau and Taiwan) Long Distance Usage (Billion Minutes)	0.39	0.46	0.43
SMS Usage Volume (Million Messages)	5,386	5,277	4,597
Color Ring Tone Subscribers (Million)	23.50	18.16	14.11

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In spite of intense market competition, especially from mobile substitution, our Group’s business continued to develop steadily during the first quarter of 2006 through strategic transformation. Local access lines in service reached 215 million, representing a net increase of 5.09 million. Businesses like Internet access and value-added services continued to show favourable growth trend. Excluding the amortisation of upfront connection fees of RMB1,248 million, operating revenue for the first quarter of 2006 reached RMB41,760 million, representing an increase of 7.3% over the same period of last year. The profit attributable to equity holders of the Company reached RMB5,908 million and EBITDA was RMB22,339 million. Same as the first quarter of last year, benefiting from the seasonal strength, EBITDA margin was raised to 53.5%.

The Company will continue to fully utilize existing resources to consolidate and stabilize our traditional fixed lines business; stringently control investment to achieve robust financial results; persist in developing businesses like Internet access and value-added services and boost revenue contribution from non-voice businesses; actively cultivate “seedling” businesses to provide customers with multi-business, multi-network and multi-terminal services, with a view to progressing our business transformation, sustaining the Company’s growth and creating value for our shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive director, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing,	PRC
20 April 2006

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